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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SPECIAL REPORT PURSUANT TO RULE 15(d)-2

ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Contains only Financial Statements For the Fiscal Year Ended December 31, 2002

Commission File Number 333-96703

EAST KANSAS AGRI-ENERGY, LLC
(Name of small business issuer in its charter)

Kansas (State or other jurisdiction of incorporation or organization)	48-125178 (IRS Employer Identification No.)

P.O. Box 225, 210 1/2 East 4th Avenue, Garnett, Kansas 66032
(Address of principal executive offices)

(785) 448-2888
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: None

        Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes    ☒ No

        Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy of information statements incorporated by reference in this report. ☐

        State issuer's revenues for its most recent fiscal year: $0

        State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days: The aggregate market value of the units held by non-affiliates of the issuer as of March 31, 2003 was approximately $1,100,000.

        As of March 31, 2003 the issuer had outstanding 1,220 Limited Liability Company Membership Units.

        Documents Incorporated by Reference: None

        Transitional Small Business Disclosure Format (Check one): ☐ Yes    ☒ No

        This Special Report is filed under cover of the facing sheet of Form 10-KSB in accordance with Rule 15(d)-2 of the Securities Exchange Act of 1934 and contains only the financial statements for the fiscal year ended December 31, 2002 and information concerning our conclusions about the effectiveness of our disclosure controls and procedures based on our evaluation as of the evaluation date and any significant changes in internal controls subsequent to the date of the evaluation.

Controls and Procedures.

(a)
Evaluation of Disclosure Controls and Procedures.

        Our Chairperson (the principal executive officer), William R. Pracht, and our Treasurer (the principal financial officer), Jill A. Zimmerman, have reviewed our disclosure controls and procedures within 90 days prior to the filing of this report. Based upon this review, these officers believe that our disclosure controls and procedures are effective in ensuring that material information related to us is made known to them by others within the Company.

(b)
Changes in Internal Controls.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

EAST KANSAS AGRI-ENERGY, LLC
(A Development Stage Company)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
 East Kansas Agri-Energy, LLC
Garnett, Kansas

        We have audited the accompanying balance sheets of East Kansas Agri-Energy, LLC, (a development stage limited liability company) as of December 31, 2002 and 2001, and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2002, the period from January 3, 2001 (date of inception) to December 31, 2001, and from January 3, 2001 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Kansas Agri-Energy, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Eide Bailly LLP

Bloomington, Minnesota
February 14, 2003

EAST KANSAS AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$374,190	$186,809
Prepaid offering costs	140,148	14,398
Prepaid expense	—	35,754

Total current assets	514,338	236,961

PROPERTY, PLANT AND EQUIPMENT
Office equipment	6,600	—
Construction in progress	62,243	—

	68,843	—
Less accumulated depreciation	398	—

	68,445	—

OTHER ASSETS
Land option	5,000	—

Total assets	$587,783	$236,961

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$75,000	$—
Accounts payable
Trade	47,883	1,980
Related party	25,497	9,465
Accrued payroll, taxes, and withholdings	1,408	—
Deposits received on members' units	—	55,000
Notes payable	—	126,000

Total current liabilities	149,788	192,445

LONG-TERM DEBT	—	75,000

MEMBERS' EQUITY
Capital contributions, 20,000 units authorized, 2002—1,220 units issued and outstanding	1,220,000	—
Deficit accumulated during the development stage	(782,005)	(30,484)

Total members' equity	437,995	(30,484)

TOTAL LIABILITIES AND EQUITY	$587,783	$236,961

SEE NOTES TO FINANCIAL STATEMENTS

EAST KANSAS AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2002	From January 3, 2001 (Date of Inception) to December 31, 2001	From January 3, 2001 (Date of Inception) to December 31, 2002
REVENUE	$—	$—	$—
OPERATING EXPENSES
Organizational expenses	—	3,643	3,643
Start-up expenses	133,978	26,841	160,819

	133,978	30,484	164,462

OTHER INCOME (Expense)
Interest income	4,855	—	4,855
Other income	2,000	—	2,000

	6,855	—	6,855

NET LOSS	$(127,123)	$(30,484)	$(157,607)

BASIC AND DILUTED LOSS PER UNIT	$(113)

WEIGHTED AVERAGE UNITS OUTSTANDING, BASIC AND DILUTED	1,128

SEE NOTES TO FINANCIAL STATEMENTS

EAST KANSAS AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Units	Contributed Capital	Deficit Accumulated During the Development Stage	Total
Balance, January 3, 2001 (Date of Inception)	—	$—	$—	$—
Net loss for the period ended December 31, 2001	—	—	(30,484)	(30,484)

Balance as of December 31, 2001	—	—	(30,484)	(30,484)
Units issued	1,220	610,000	—	610,000
Impact of units issued at a discount	—	610,000	(610,000)	—
Cost of raising capital	—	—	(14,398)	(14,398)
Net loss for the year ended December 31, 2002	—	—	(127,123)	(127,123)

Balance as of December 31, 2002	1,220	$1,220,000	$(782,005)	$437,995

SEE NOTES TO FINANCIAL STATEMENTS

EAST KANSAS AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	From January 3, 2001 (Date of Inception) to December 31, 2001	From January 3, 2001 (Date of Inception) to December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(127,123)	$(30,484)	$(157,607)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	398	—	398
Increase in current assets
Prepaid expense	—	(35,754)	—
Increase (decrease) in current liabilities:
Accounts payable	26,410	11,445	37,855
Accrued payroll, taxes, and withholdings	1,408	—	1,408

Net cash (used in) operating activities	(98,907)	(54,793)	(117,946)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(5,020)	—	(5,020)
Purchase of land option	(5,000)	—	(5,000)
Construction in process	(50,803)	—	(50,803)

Net cash (used in) investing activities	(60,823)	—	(60,823)

CASH FLOWS FROM FINANCING ACTIVITIES
Cost of raising capital	(81,889)	(14,398)	(132,041)
Proceeds from notes payable	—	137,000	137,000
Repayment of notes payable	(126,000)	(11,000)	(137,000)
Proceeds from long-term debt	—	75,000	75,000
Capital contributions	555,000	55,000	610,000

Net cash provided by financing activities	347,111	241,602	552,959

NET INCREASE IN CASH AND CASH EQUIVALENTS	187,381	186,809	374,190
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	186,809	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$374,190	$186,809	$374,190

NON CASH INVESTING AND FINANCING ACTIVITIES
Prepaid expenses reclassified to cost of raising capital	$35,754	$—	$35,754

Cost of raising capital incurred	$22,505	$—	$22,505

Property, Plant, and Equipment costs incurred	$18,369	$—	$18,369

Cost of raising capital reclassed to members' equity	$14,398	$—	$14,398

Capital contributions issued at discount	$610,000	$—	$610,000

SEE NOTES TO FINANCIAL STATEMENTS

EAST KANSAS AGRI-ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

        East Kansas Agri-Energy, LLC, (a development stage Kansas limited liability company) to be located in Garnett, Kansas, was organized to pool investors to build a 20 million gallon ethanol plant with distribution within the United States. Construction is projected to begin in the year 2002. As of December 31, 2002, the Company is in the development stage with its efforts being principally devoted to organizational and financing activities.

        The Company was formally organized as a limited liability company as of October 16, 2001. Prior to that date the Company operated as a general partnership with no formal partnership agreement.

Basis of Accounting

        The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This method recognizes revenues as earned and expenses as incurred.

Revenue Recognition

        Revenue from the production of ethanol and related products will be recorded upon delivery to customers. Interest income is recognized as earned.

Prepaid Offering Costs

        Costs incurred related to the sale of units are recorded as prepaid offering costs until the related units are issued. Upon issuance of units, offering costs are deducted from additional paid-in capital, with any remaining amount applied to retained earnings (deficit accumulated during the development stage). Offering costs include direct costs related to the offering such as legal fees, cost of meetings and materials and related costs associated with the Company's private offering and initial public offering.

Property and Equipment

        Property and equipment are stated at cost. Significant additions are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred. Office equipment is depreciated over the estimated useful life of 5 to 10 years on a straight-line basis.

        Construction in progress consists of amounts incurred for the engineering and other construction planning costs of the ethanol plant, capitalized interest and other costs that meet capitalization criteria. As of December 31, 2002, construction in progress consisted of engineering and permit application costs.

        The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

Other income

        Other income consists of amounts received from unaffiliated organizations to assist in the organization and development of the Company. Amounts are recorded as other income when there is no obligation to repay the organization.

(continued on next page)

Organizational and Start-up Costs

        Organizational and start-up costs are expensed as incurred. Organizational costs consist of amounts related to the formation of the company. Start-up costs consist of amounts incurred during the development stage related to the operation and management of the Company, which do not qualify as a capitalized cost.

Grants and Bargain Purchases

        Amounts received as grants are recorded as a reduction of the expense or cost for which the grant was provided. Amounts received as a bargain purchase are recorded as a reduction of the cost basis of the asset.

Estimates

        Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from the significant estimates used.

Income Taxes

        The Company is organized as a limited liability company under state law and is treated as a partnership for income tax purposes. Under this type of organization, the Company's earnings pass through to the partners and are taxed at the partner level. Accordingly, no income tax provision has been calculated. Differences between financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes.

Cash Equivalents

        For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents

Earnings per unit

        Earnings per unit are calculated based on the period of time units have been issued and outstanding. For purposes of calculating diluted earnings per capital unit, units subscribed for but not issued are included in the computation of outstanding capital units. As of December 31, 2001, there were no units includable in basic or diluted earnings per unit as there were no units subscribed for or accepted at that date.

Recently Issued Accounting Pronouncements

        The Financial Accounting Standards Board has recently issued Statement 143 regarding Accounting for Asset Retirement Obligations, Statement 145 regarding Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections and Statement 146 regarding Accounting for Costs Associated with Exit or Disposal Activities. Management does not expect the implementation of these pronouncements to have a significant effect on the financial statements.

NOTE 2—NOTE PAYABLE—UNSECURED CREDITORS

        During 2001, the Company borrowed $1,000 each from 137 unsecured creditors. The amounts were received from the creditors as investments at risk, with no guarantee of repayment and no interest due

(continued on next page)

on repayment. During the year ended December 31, 2002, the Company repaid the remaining balance of these notes payable.

NOTE 3—LONG TERM DEBT

        Long-term obligations of the Company are summarized as follows at December 31, 2002 and 2001, respectively.

	2002	2001
Note payable to Kansas Department of Commerce and Housing (KDOCH). Repayment is contingent on the escrow related to the Company's initial public offering being broken. If the escrow is broken by October 31, 2003, the Company will repay the amount within seven days. In the event escrow is broken after October 31, 2003, within seven days of that date, the Company will repay $75,000 plus 6.50% simple interest compounded annually from October 31, 2003.	$75,000	$75,000
Less: Current portion	75,000	—

Long-term portion	$—	$75,000

        If the Company transfers the project or project rights to a location or entity outside the state of Kansas, the Company shall pay KDOCH within thirty days $75,000 plus 10% simple interest from the date funds were disbursed and an ongoing royalty of 4% of gross sales for the life of the related product.

        If the Company, in exercising its best business judgment determines not to commercialize, sell, license or market its product, then no amounts shall be payable to KDOCH under this agreement in excess of the salvage or resale value of the equipment purchased.

        Management estimates that the fair value of the above debt instrument is approximately $71,600 and $67,700 as of December 31, 2002 and 2001, respectively.

NOTE 4—MEMBERS' EQUITY

        As specified in the Company's Operating Agreement, voting rights are one vote for each voting unit registered in the name of such Member as shown on the Membership Registration maintained by the Company. No Member shall directly or indirectly own or control more than 25% of the issued and outstanding voting membership interests of the Company at any time.

        Income and losses of the Company shall be allocated among the Members in proportion to each Member's respective percentage of Units when compared with the total Units issued.

        The Company's cash flow shall first be applied to the payment of the Company's operating expenses (including debt service) and then to maintenance of adequate cash reserves as determined by the Board of Directors. Any cash remaining after satisfaction of the preceding provision, as determined by the Board of Directors in its sole discretion, shall be distributed from time to time to the Members in proportion to their respective percentage of Units. No member has the right to demand and receive any distribution from the Company other than in cash. No distribution shall be made if, as a result thereof, the Company would be in violation of any loan agreement, or if the Company's total assets would be less than the sum of its total liabilities.

        Transfer, disposition or encumbrance of Capital Units is subject to certain restrictions, including approval by the Board of Directors

(continued on next page)

        Initial investors purchased their units at $500 per unit subject to a private placement memorandum. As part of the Company's initial public offering, units will be offered at a minimum of $1,000 per unit. The difference has been reflected as a discount on the units and has been recorded as a distribution.

        The units issued in accordance with the private placement memorandum are not subject to repurchase in the event escrow related to the initial public offering is not broken.

        Upon completion of the private placement memorandum, costs related to the issuance of the units of $14,398 were charged to members' equity.

NOTE 5—GRANT INCOME

        The Company received grants as follows during the period ended December 31, 2001:

Kansas Grain Sorghum Commission	$5,000
Kansas Corn Commission	7,000
Kansas Cooperative Development Center	5,000

$17,000

        Each of the above grants was provided to the Company for purposes of funding a feasibility study. As of December 31, 2002, all of the above grants were received. Through December 31, 2002 and 2001, the grants have been deducted from the costs related to the feasibility study incurred and deducted from start-up expenses.

NOTE 6—RELATED PARTY TRANSACTIONS

        The former project coordinator (Note 7) purchased membership units during the period ended December 31, 2002.

        Of the previously unsecured creditors (Note 2), 122 are members of record as of December 31, 2002, owning 10 units each.

NOTE 7—COMMITMENTS AND CONTINGENCIES

        On March 14, 2002, the Company entered into an option agreement to purchase approximately 10 acres of land. The option was purchased for $5,000, which will be applied to the total purchase price if the option is exercised. The agreement provides for a purchase price of $9,000 per acre, plus the cost to replace boundary fencing and relocate an existing structure along with water and electric utilities. The option expires on March 13, 2003.

        The Company has an agreement with its project coordinator to defer a portion of fees earned until stock sales are authorized. The former project coordinator provides limited service on an ongoing basis. The deferred amount included in accounts payable—related party as of December 31, 2002 and 2001 was $25,160 and $9,465, respectively.

        As of December 2002, the Company leases office space for $550 payable on the first of each month. The lease expires on November 30, 2003 with an option to extend the current rent for an additional three months. The lease requires a ninety-day written notice of vacating. Rent expense for the year ended December 31, 2002 was $3,949.

        On May 14, 2002, the Company entered into an option to purchase real property for the plant site with a fair value of approximately $172,500. The option is for the purchase of approximately 23 acres within the Golden Prairie Industrial Park of the City of Garnett, Kansas for $1. The option was extended and expires on May 1, 2003.

(continued on next page)

        The Company entered into an agreement for preliminary engineering for the proposed ethanol plant with Fagan Engineering LLC. The agreement obligates the Company for no more than $30,000, of which approximately $11,000 had been incurred as of December 31, 2002.

        The Company entered into an agreement with Value Added Ventures, LLC for services to assist the Company in its negotiation of contracts, planning of the equity marketing effort, securing debt financing and other responsibilities related to the development of the ethanol plant. Fees for these services shall not exceed $1,500 per week, plus out of pocket expenses not to exceed $750 during any given week. The agreement includes bonus provisions of up to $75,000 upon receipt of a binding commitment for debt financing within specified time periods as outlined in the agreement. Either party may terminate the agreement with 14 days written notice. Subsequent to December 31, 2002 the Company sent a letter to Value Added Ventures, LLC terminating the relationship.

        The Board of Directors approved a registration statement to be filed with the Securities and Exchange Commission for the sale of units in an initial public offering. A minimum of 9,000 units and a maximum of 18,000 units (exclusive of units issued prior to the initial public offering) will be offered for sale in the public offering at a price of $1,000 per unit. Each investor is required to purchase a minimum of 10 units. The minimum amount of the offering is $9,000,000, with a maximum potential amount raised of $18,000,000. In the event subscriptions for the minimum are not received and accepted or events occur that prevent the escrow from being broken (such as non-execution of debt financing agreements), amounts received from subscriptions will be returned to the purchaser with interest based on interest earned on the escrow account, less applicable fees. Subscriptions require submission of 10% of the offering price, with the remaining amount subject to call of the Board of Directors. In the event a subscriber does not pay for their units in full, all amounts previously collected are forfeited to the Company.

NOTE 8—CONCENTRATION OF CREDIT RISK

        The Company maintains cash balances at a financial institution in its trade area. The account is secured by the Federal Deposit Insurance Corporation up to $100,000. At times, the Company's bank balance may exceed $100,000.

        Subsequent to December 31, 2002, the Company entered into an agreement with Garnett State Savings Bank to provide security for balances held in escrow related to subscriptions received as part of the Company's initial public offering.

NOTE 9—INCOME TAXES

        There were no significant differences between the financial statement basis and tax basis of the Company's assets or liabilities as of December 31, 2002 and 2001.

NOTE 10—SUBSEQUENT EVENTS

        Subsequent to December 31, 2002, the Company received notification of award of a United States Department of Agriculture Value-Added Agricultural Product Market Development Grant (the Grant) for approximately $450,000. The Grant can be used to pay for certain organizational, offering and start-up costs related to the formation and capitalization of the Company.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST KANSAS AGRI-ENERGY, LLC
Date: April 22, 2003	By:	/s/ WILLIAM R. PRACHT William R. Pracht Chairperson (Principal Executive Officer)

        In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

        Each person whose signature appears below constitutes and appoints William R. Pracht and Jill A. Zimmerman as his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Name	Title	Date
/s/ WILLIAM R. PRACHT William R. Pracht	Chairperson (Principal Executive Officer)	April 22, 2003
/s/ ROGER BRUMMEL Roger Brummel	Vice Chairperson	April 22, 2003
/s/ JILL A. ZIMMERMAN Jill A. Zimmerman	Treasurer (Principal Financial and Accounting Officer)	April 22, 2003
/s/ DANIEL V. MORGAN Daniel V. Morgan	Secretary	April 22, 2003

SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT
TO
SECTION 15(d) OF THE EXCHANGE DATE BY NON-REPORTING ISSUERS

        We have not sent any annual report or proxy material to our unit holders.

        I, William R. Pracht, certify that:

1.
I have reviewed this annual report on Form 10-KSB of East Kansas Agri-Energy, LLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date: April 22, 2003	/s/ WILLIAM R. PRACHT William R. Pracht Chairperson (Principal Executive Officer)

        I, Jill A. Zimmerman, certify that:

1.
I have reviewed this annual report on Form 10-KSB of East Kansas Agri-Energy, LLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date: April 22, 2003	/s/ JILL A. ZIMMERMAN Jill A. Zimmerman Treasurer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Independent Auditors
24.1	Powers of Attorneys (Included on Signature Page)
99.1	Certification pursuant to 18 U.S.C. § 1350

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SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO SECTION 15(d) OF THE EXCHANGE DATE BY NON-REPORTING ISSUERS